RATIO OF EARNINGS TO FIXED CHARGES EXHIBIT 12

Nine Months Ended September 30, 2000

(In Thousands)

Earnings
Income before interest expense	$31,048

Add:
Income tax items	11,308
Income tax on other income	818
Amortization of debt discount, premium expense	228
AFUDC - borrowed funds	136
Interest on rentals	740
Total earnings before interest and taxes	$44,277

Fixed Charges
Interest on long-term debt	$ 9,219
Other interest	1,029
Amortization of debt discount, premium expense	228
Interest on rentals	740
Total fixed charges	$11,216

Ratio of Earnings to Fixed Charges	3.95x